Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PEOPLE’S UNITED FINANCIAL, INC.

AND

DANVERS BANCORP, INC.

DATED AS OF JANUARY 20, 2011

4.12.	Board Approval; Stockholder Vote Required	23
4.13.	Compliance with Applicable Law	24
4.14.	Certain Contracts	25
4.15.	Agreements with Regulatory Agencies	26
4.16.	Company Information	26
4.17.	Title to Property	27
4.18.	Insurance	27
4.19.	Environmental Liability	28
4.20.	Opinion of Financial Advisor	28
4.21.	Intellectual Property	28
4.22.	Loan Matters	29
4.23.	Allowance for Loan Losses	30
4.24.	Transactions with Affiliates	30
4.25.	Community Reinvestment Act Compliance	31
4.26.	Labor Matters	31
4.27.	Derivative Instruments and Transactions	31
4.28.	Approvals	32

ARTICLE V REPRESENTATIONS AND WARRANTIES OF ACQUIROR		32

5.1.	Corporate Organization	32
5.2.	Capitalization	33
5.3.	Authority; No Violation	34
5.4.	Consents and Approvals	35
5.5.	SEC Documents; Other Reports; Internal Controls	35
5.6.	Financial Statements; Undisclosed Liabilities	37
5.7.	Broker’s Fees	37
5.8.	Absence of Certain Changes or Events	37
5.9.	Legal Proceedings	37
5.10.	Board Approval; No Stockholder Vote Required	38
5.11.	Compliance with Applicable Law	38
5.12.	Agreements with Regulatory Agencies	38
5.13.	Acquiror Information	38
5.14.	Approvals	39
5.15.	Tax-Free Reorganization Treatment	39
5.16.	Available Funds	39

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		39

6.1.	Conduct of Business Prior to the Effective Time	39
6.2.	Company Forbearances	40
6.3.	Acquiror Forbearances	43
6.4.	Company Dividends	43

ARTICLE VII ADDITIONAL AGREEMENTS		44

7.1.	Regulatory Matters	44

7.2.	Access to Information	44
7.3.	Stockholder Approval	45
7.4.	Acquisition Proposals	46
7.5.	Reasonable Best Efforts	48
7.6.	Employees; Employee Benefit Plans	49
7.7.	Indemnification; Directors’ and Officers’ Insurance	51
7.8.	Advice of Changes	52
7.9.	Financial Statements and Other Current Information	53
7.10.	Stock Exchange Listing	53
7.11.	Takeover Laws	53
7.12.	Stockholder Litigation	53
7.13.	Exemption from Liability	53
7.14.	Tax-Free Reorganization Treatment	54
7.15.	Charities	54

ARTICLE VIII CONDITIONS PRECEDENT		55

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	55
8.2.	Conditions to Obligations of Acquiror	55
8.3.	Conditions to Obligations of the Company	56

ARTICLE IX TERMINATION AND AMENDMENT		57

9.1.	Termination	57
9.2.	Effect of Termination	59
9.3.	Amendment	61
9.4.	Extension; Waiver	61

ARTICLE X GENERAL PROVISIONS		61

10.1.	Nonsurvival of Representations, Warranties and Agreements	61
10.2.	Expenses	61
10.3.	Notices	61
10.4.	Interpretation	62
10.5.	Counterparts	62
10.6.	Entire Agreement	63
10.7.	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	63
10.8.	Severability	64
10.9.	Publicity	64
10.10.	Assignment; Third Party Beneficiaries	64
10.11.	Construction	64
10.12.	Specific Performance	65

INDEX OF DEFINED TERMS

2011 Annual Bonuses	52
Acquiror	1
Acquiror Common Stock	3
Acquiror Disclosure Letter	33
Acquiror Plans	51
Acquiror Preferred Stock	6
Acquiror Ratio	61
Acquiror Regulatory Agreement	40
Acquiror Reports	36
Acquiror Starting Price	61
Acquisition Proposal	49
affiliate	32
Agreement	1
Average Determination Price	61
Bank Merger	8
Bank Merger Agreement	8
Bank Merger Approvals	58
Business Day	2
Cash Consideration	3
Cash Conversion Number	5
Cash Election	3
Cash Election Number	5
Cash Election Shares	3
CERCLA	29
Certificate	4
Certificate of Merger	1
Certificates	4
Change in Company Recommendation	47
Closing	2
Closing Date	2
Code	1
Company	1
Company Board Approval	24
Company Common Stock	2
Company Contract	26
Company Disclosure Letter	12
Company Employees	22
Company Insiders	56
Company Option	6
Company Preferred Stock	14
Company Recommendation	47
Company Regulatory Agreement	27
Company Reports	17
Company Restricted Stock	7
Company Severance Pay Plan	52
Company Stock Incentive Plans	7
Company Stockholders Meeting	47

Confidentiality Agreement	47
control	32
Covered Employees	51
CRA	32
Derivative Transaction	33
Determination Date	62
DGCL	1
Dissenting Shares	4
Effective Time	1
Election	8
Election Deadline	9
End Date	60
Environmental Laws	29
ERISA	22
ERISA Affiliate	23
Exchange Act	17
Exchange Agent	8
Exchange Agent Agreement	8
Exchange Fund	10
Exchange Ratio	3
FDIC	14
FHLB	14
Final Index Price	62
Form of Election	8
Form S-4	17
Foundation	56
GAAP	12
Governmental Entity	17
Holder	8
Indemnified Parties	53
Index	62
Index Ratio	61
Initial Index Price	62
Insurance Amount	54
IT Assets	30
knowledge	65
Law	16
Letter of Transmittal	10
Liens	15
Loans	30
Material Adverse Effect	12
Materials of Environmental Concern	29
Merger	1
Merger Consideration	3
MHPF	16
NASDAQ	6
Non-Election Shares	3

- iv -

Notice of Dissenter’s Intent	9
Notice Period	48
Option Consideration	7
OTS	36
Per Share Amount	3
person	65
Plans	22
Proprietary Rights	30
Proxy Statement/Prospectus	8
Required Company Vote	24
Requisite Regulatory Approvals	57
SEC	17
Section 16 Information	56
Securities Act	17

Shortfall Number	5
Significant Subsidiary	34
Stock Consideration	3
Stock Election	3
Stock Election Shares	3
Subsidiary	13
Superior Proposal	49
Surviving Company	1
Tax	22
Tax Return	22
Taxes	22
Termination Payment	62
willful and material breach	62

- v -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 20, 2011 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and between People’s United Financial, Inc., a Delaware corporation (“Acquiror”) and Danvers Bancorp, Inc., a Delaware corporation (the “Company”).

WHEREAS, Acquiror and the Company have agreed to enter into a business combination transaction pursuant to which the Company will merge with and into Acquiror, with Acquiror surviving the merger (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of each of Acquiror and the Company have determined that it is in the best interests of their respective companies and stockholders to consummate the Merger and related transactions provided for herein; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be, and is hereby, adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2), the Company shall merge with and into Acquiror, whereupon the separate corporate existence of the Company shall cease. Acquiror shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger, and shall continue its corporate existence under the Laws (as defined in Section 4.3(b)) of the State of Delaware.

1.2. Effective Time. On the Closing Date (as defined in Section 1.4), the Company and Acquiror shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the Merger shall become effective upon such filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date or time specified in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

1.3. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time on (i) the date that is the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing or (ii) such other date or time as the parties may mutually agree (the date on which the Closing occurs, the “Closing Date”). The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another place is agreed upon in writing by the parties. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in Massachusetts are required or authorized by Law to be closed.

1.5. Certificate of Incorporation. The certificate of incorporation, as amended, of Acquiror, as in effect as of immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6. Bylaws. The bylaws, as amended, of Acquiror, as in effect as of immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof, of the certificate of incorporation of the Surviving Company and of applicable Law.

1.7. Directors of the Surviving Company. Except as otherwise contemplated by Section 1.9, the directors of Acquiror immediately prior to the Effective Time shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

1.8. Officers of the Surviving Company. The officers of Acquiror immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly appointed, or their earlier death, resignation or removal.

1.9. Company Director Designee. Upon completion of the Closing, Acquiror shall cause the current Chief Executive Officer of the Company (or, if such person is not serving in such office at such time, such other director of the Company designated by the Company and reasonably acceptable to Acquiror) to be appointed to the board of directors of the Surviving Company to the class of directors with a term expiring in 2013, effective as of the Effective Time.

ARTICLE II

CONSIDERATION

2.1. Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”):

(a) All shares of Company Common Stock that are (i) owned directly by the Company as treasury stock or (ii) owned directly by Acquiror (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired and no shares of common stock, par value $0.01 per share, of Acquiror (“Acquiror Common Stock”), cash or other consideration shall be delivered in exchange therefor. All shares of Company Common Stock that are owned by any wholly owned Subsidiary (as defined in Section 4.1(b)) of the Company or by any wholly owned Subsidiary of Acquiror, other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted, shall remain outstanding as shares of the Surviving Company, and no shares of Acquiror Common Stock, cash or other consideration shall be delivered in exchange therefor.

(b) Subject to Sections 2.1(e), 2.1(f), 2.2, 2.3 and 3.3(f), each share of Company Common Stock, except for shares of Company Common Stock owned by the Company or Acquiror (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.1, into the right to receive the following, without interest:

(i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article III (a “Cash Election”), the right to receive in cash from Acquiror an amount (the “Cash Consideration”) equal to the Per Share Amount (collectively, the “Cash Election Shares”);

(ii) for each share of Company Common Stock with respect to which an election to receive Acquiror Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article III (a “Stock Election”), the right to receive from Acquiror the number of shares of Acquiror Common Stock (the “Stock Consideration”) as is equal to the Exchange Ratio (collectively, the “Stock Election Shares”); and

(iii) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article III (collectively, the “Non-Election Shares”), the right to receive from Acquiror such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3.

(c) For purposes of this Agreement:

(i) “Exchange Ratio” shall mean 1.624.

(ii) “Per Share Amount” shall mean $23.00.

(iii) The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration”

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each a “Certificate” and collectively, “Certificates”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 2.1 and Section 3.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 3.3(c).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Acquiror Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f) If either the tax opinion referred to in Section 8.2(c) or the tax opinion referred to in Section 8.3(c) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Acquiror shall reduce the Cash Conversion Number (as defined in Section 2.3(a)) to the minimum extent necessary to enable the relevant tax opinions to be rendered.

2.2. Dissenting Shares.

(a) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any such stockholder shall have failed to perfect or shall have effectively withdrawn, waived or lost such right prior to the Election Deadline (as defined in Section 3.1), each of such holder’s shares of Company Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such stockholder shall thereafter otherwise make a timely election under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or effectively withdrawn or lost such stockholders’ right to dissent from the Merger after the Election Deadline, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the consideration received with respect to Non-Election Shares.

(b) The Company shall give Acquiror (i) prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Acquiror, (A) make any payment or other commitment with respect to any such exercise of appraisal rights, (B) offer to settle or settle any such rights or (C) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

2.3. Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (including Company Restricted Shares) to be converted into Cash Consideration pursuant to Section 2.1 (which for this purpose shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be 9,325,684. All other shares of Company Common Stock shall be converted into Stock Consideration (other than shares of Company Common Stock to be cancelled as provided in Section 2.1(a)).

(b) As promptly as practicable after the Effective Time, Acquiror shall use reasonable best efforts to cause the Exchange Agent (as defined herein) to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the number of Dissenting Shares determined as of the Effective Time, and the denominator of which is the aggregate number of Cash Election Shares (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying

(x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.4. No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Acquiror Common Stock shall be issued in the Merger. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Acquiror Common Stock) by the closing price of Acquiror Common Stock on the NASDAQ Global Select Market (“NASDAQ”) as reported on the NASDAQ website (or such other source as may be mutually agreed to by Acquiror and the Company), on the last trading day immediately preceding the Closing Date. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.5. Acquiror Common Stock; Acquiror Preferred Stock. At and after the Effective Time, each share of Acquiror Common Stock and each share of preferred stock, par value $0.01 per share, of Acquiror (the “Acquiror Preferred Stock”), if any, issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Acquiror Common Stock or Acquiror Preferred Stock, as the case may be, and shall not be affected by the Merger.

2.6. Treatment of Options and Other Stock Based Awards. (a) At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) issued pursuant to any Company Stock Incentive Plan (as defined in Section 2.6(c)), that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested and exercisable, shall become fully vested and exercisable immediately prior to, and shall be cancelled at, the Effective Time, and the holder thereof shall be entitled to receive from Acquiror an amount in cash equal to the product of (i) the excess, if any, of (x) the Per Share Amount over (y) the exercise price per share of Company Common Stock subject to such Company Option, with the aggregate amount payable rounded up to the nearest cent, and (ii) the total number of shares of Company Common Stock subject to such Company Option as in effect immediately prior to the Effective Time, less any required withholding taxes (the “Option Consideration”).

(b) At the Effective Time, all unvested shares of Company Common Stock granted by the Company under any Company Stock Incentive Plan in the form of “restricted stock” awards (“Company Restricted Stock”) that are outstanding immediately prior to the Effective Time shall, as of the Effective Time, become a vested right to receive the Merger Consideration in accordance with Section 2.1(c), as if the holder of any such Company Restricted Stock, were, immediately prior to the Effective Time, a holder of Company Common Stock.

(c) The 2008 Stock Option and Incentive Plan and the Employee Stock Ownership Plan (collectively, the “Company Stock Incentive Plans”) and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall terminate as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of any equity-based right shall have any right to acquire equity securities of the Company or the Surviving Company other than under the Company Employee Stock Ownership Plan.

2.7. Reservation of Right to Revise Structure. Acquiror may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable (including by providing for the merger of the Company and a wholly owned subsidiary of Acquiror); provided, however, that no such change shall (A) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as Merger Consideration, (B) materially impede or delay consummation of the Merger or (C) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger. In the event Acquiror elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

2.8. Withholding Rights. Each of the Exchange Agent (as defined in Section 3.1), Acquiror or any of Acquiror’s Subsidiaries shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax (as defined in Section 4.10(n)) Laws. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

2.9. Certain Adjustments. The Exchange Ratio shall be subject to appropriate adjustments from time to time after the date of this Agreement in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Acquiror Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Acquiror’s capitalization.

2.10. Bank Merger. (a) Simultaneously with the Merger, Danversbank shall be merged with and into People’s United Bank (the “Bank Merger”). People’s United Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence.

(b) As soon as practicable after the execution of this Agreement and prior to the filing of applications for regulatory approval, Acquiror shall cause People’s United Bank, and the Company shall cause Danversbank, to enter into an Agreement of Merger providing for the Bank Merger (the “Bank Merger Agreement”). The Bank Merger Agreement shall be in a form to be specified by Acquiror and reasonably approved by the Company (such approval not to be unreasonably withheld or delayed).

ARTICLE III

EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1. Election Procedures. Each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.2 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Acquiror shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Acquiror shall cause the Form of Election to be sent to holders of record as promptly as reasonably practicable following the time of mailing of a proxy statement in definitive form relating to the meeting of the stockholders of the Company to be held to vote on the adoption of this Agreement (the “Proxy Statement/Prospectus”) to the holders of record of Company Common Stock for purposes of the Company Stockholders Meeting, or on such other date as the Acquiror and Company shall mutually agree, and thereafter from time to time as the Company may reasonably request until three days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as exchange agent under this Agreement, which Person shall be selected by Acquiror and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Acquiror, in its sole discretion. For shares of Company Common Stock held in book entry form, Acquiror shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to the Company. In the event that a shareholder of the Company has provided a notice of intent to demand fair value (a “Notice of Dissenter’s Intent”) pursuant to Section 262 of the DGCL, any Election submitted by such shareholder prior to submission of such Notice of Dissenter’s Intent shall be deemed withdrawn, and any Election submitted by such shareholder after submission of such Notice of Dissenter’s Intent (unless such Notice of Dissenter’s Intent shall have theretofore been withdrawn) shall be deemed invalid.

(e) As used herein, unless otherwise agreed by the parties, “Election Deadline” means 5:00 p.m. New York City time on the later of (1) the date of the meeting of the Company shareholders pursuant to Section 7.3 and (2) the date that Acquiror and the Company shall agree is as near as practicable to five (5) business days prior to the expected Closing Date. Acquiror shall issue a press release informing the Company’s shareholders of the Election Deadline as promptly as practicable following the determination thereof.

(f) Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Acquiror shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Acquiror nor the Company nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(g) Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked, and all Certificates shall be promptly returned to the Company’s shareholders, upon receipt by the Exchange Agent of written notification from Acquiror or the Company that this Agreement has been terminated in accordance with Article IX or that this Agreement has been amended by the parties to so provide in connection with a new election period.

(h) Subject to the terms of the Exchange Agent Agreement, Acquiror, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of shares of Acquiror Common Stock into which shares of Company Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Acquiror Common Stock.

3.2. Deposit of Merger Consideration. At or prior to the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) shares of Acquiror Common Stock sufficient to deliver, and Acquiror shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Acquiror shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

3.3. Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1 and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor in accordance with Section 3.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 3.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 2.1 and 2.3) and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article III.

(c) No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to shares of Acquiror Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4 until such holder shall surrender such Certificate in accordance with this Article III. After the surrender of a Certificate in accordance with this Article III, such holder thereof entitled to receive shares of Acquiror Common Stock shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole shares of Acquiror Common Stock issuable to such holder in respect of such Certificate.

(d) If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(e) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

(f) Any portion of the property deposited with the Exchange Agent pursuant to Section 3.2 that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be paid, at the request of Acquiror, to or as directed by Acquiror. Any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Acquiror for payment of the Merger Consideration and unpaid dividends and distributions on the Acquiror Common Stock deliverable in respect of each share of Company Common Stock held by such stockholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Acquiror, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such person of a bond in such amount as Acquiror or one of its Subsidiaries may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to the execution of this Agreement, the Company has delivered to Acquiror a letter listing, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in this Article IV or to one of the negative covenants contained in Article VI (the “Company Disclosure Letter”), it being understood and agreed that each item in a particular section of the Company Disclosure Letter applies only to such section, any section or subsection specifically referenced or cross-referenced and to any other section to which its relevance is reasonably apparent. The Company hereby represents and warrants to Acquiror that, other than with respect to Section 4.8, except as disclosed or specifically incorporated by reference in the Company Reports (as defined in

Section 4.5(a)) filed and publicly available prior to the date of this Agreement and on or after January 1, 2010 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

4.1. Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder. The Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, Acquiror or the Surviving Company, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, (x) has had or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, such party’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect on the referenced party the cause of which is (i) any change after the date of this Agreement in Laws of general applicability or published interpretations thereof by Governmental Entities, in United States generally accepted accounting principles (“GAAP”) or in regulatory accounting requirements applicable to banks, savings associations and their holding companies generally, (ii) the announcement of this Agreement and the transactions contemplated hereby or any action of any party to this Agreement or any of its Subsidiaries expressly required to be taken by it under this Agreement, (iii) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, provided, that the effect of such changes described in this clause (iii) shall not be excluded to the extent of the disproportionate impact, if any, they have on such party and its Subsidiaries (relative to other banks, savings associations and their holding companies) and (iv) any changes after the date of this Agreement in general economic conditions in the United States affecting banks, savings associations and their holding companies generally (including changes in interest rates), provided, that the effect of such changes described in this clause (iv) (including changes in interest rates) shall not be excluded to the extent of the disproportionate impact, if any, they have on such party and its Subsidiaries (relative to other banks, savings associations and their holding companies), and provided, further, that a decrease in the trading or market prices or trading volume of a party’s capital stock, or any failure by a party to meet internal or published projections, forecasts or revenue or earnings predictions for any period shall not be considered, by itself, to constitute a Material Adverse Effect (it being understood and agreed that the facts, circumstances, events, changes, effects, developments or occurrences giving rise or contributing to such decrease or failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect). The certificate of incorporation and bylaws of the Company, copies of which have been made available to Acquiror, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized and validly existing as a savings bank, corporation, partnership or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified to do business or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. “Subsidiary” means, with respect to any person, any savings association, bank, corporation, partnership, joint venture, limited liability company or any other entity (i) of which such person or a subsidiary of such person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof. The certificates of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have been made available to Acquiror, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(c) Except for its ownership of Danversbank, a Massachusetts-chartered stock savings bank, the Company does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of Danversbank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. Danversbank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Boston.

4.2. Capitalization. (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the date of this Agreement, there were 20,723,743 shares of Company Common Stock outstanding (inclusive of 530,538 shares of Company Restricted Stock granted pursuant to the Company Stock Incentive Plans and 1,426,256 shares of Company Common Stock held by the Company’s Employee Stock Ownership Plan) and no shares of Company Preferred Stock outstanding. As of the date of this

Agreement 1,592,382 shares of Company Common Stock were held in the Company’s treasury. No other shares of Company Common Stock or Company Preferred Stock were issued or outstanding as of the date of this Agreement. As of the date of this Agreement, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance, except for an aggregate of 1,647,700 shares of Company Common Stock reserved for issuance upon the exercise of Company Options pursuant to the Company Stock Incentive Plans. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company owns any shares of Company Common Stock (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted). Except as referred to in Section 4.2(b) below, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards, nor is there any other agreement to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) register, issue, deliver, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a capital contribution or otherwise) in, the Company or any of its Subsidiaries. Except as set forth in Section 4.2(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding.

(b) Section 4.2(b) of the Company Disclosure Letter contains a list setting forth, as of the date of this Agreement, all outstanding Company Options, Company Restricted Stock and all other equity or equity-based awards relating to Company Common Stock, the names of the optionees or grantees thereof, identification of any such optionees or grantees that are not current or former employees, directors or officers of the Company, the date each such Company Option, Company Restricted Stock or other award was granted, the number of shares of Company Common Stock subject to each such Company Option, Company Restricted Stock or underlying each such other award, the expiration date of each such Company Option or other award, any vesting schedule with respect to a Company Option or Company Restricted Stock which is not yet fully vested and the date on which each other award is scheduled to be settled or become free of restrictions, the price at which each such Company Option may be exercised (or base price with respect to stock appreciation rights, if any), and the fair market value of one share of Company Common Stock on the date of grant of each of the foregoing. The exercise price per share of each Company Option was, on the applicable date of grant of the Company Option, no less than the fair market value of one share of Company Common Stock on such grant date.

(c) Section 4.2(c) of the Company Disclosure Letter lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock or other equity interests and record and beneficial owners of such capital stock or other equity interests for each Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries, free and clear of any liens, licenses, pledges, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(d) Except as set forth in Section 4.2(d) of the Company Disclosure Letter, and except for the ownership of the Company’s Subsidiaries and for investments held in a fiduciary capacity for the benefit of customers or acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither the Company nor any of its Subsidiaries beneficially owns or controls, directly or indirectly (other than through mutual funds or similar investments), any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e) The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of its capital stock, voting securities or other equity interests. Neither the Company nor any of its Subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof) or to make any investment (in the form of capital contribution or otherwise) in any person.

4.3. Authority; No Violation. (a) Except as set forth in Section 4.3(a) of the Company Disclosure Letter, the Company has full corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the Required Company Vote (as defined in Section 4.12(b)), to consummate, and to cause Danversbank to consummate, the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and stockholder action of the Company (subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the Required Company Vote), and no other corporate or stockholder proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Acquiror) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or bylaws of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.4 are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (as defined in Section 4.4) (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults or other events which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

4.4. Consents and Approvals. Except for (i) filings of applications or notices with, and approvals or waivers by, the Office of the Massachusetts Commissioner of Banks and the Board of Bank Incorporation of the Commonwealth of Massachusetts relating to the Merger and the Bank Merger, (ii) the obtaining by Acquiror of a letter from the Massachusetts Housing Partnership Fund (the “MHPF”) to the Massachusetts Commissioner of Banks stating that Acquiror has made “satisfactory arrangements” with the MHPF, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the adoption of this Agreement by the Required Company Vote, (vi) the consents and approvals set forth in Section 4.4 of the Company Disclosure Letter and (vii) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Acquiror, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or of or with any other third party by and on behalf of the Company or any of its Subsidiaries (or by or on behalf of Acquiror) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger, the Bank Merger and the other transactions contemplated hereby.

4.5. SEC Documents; Other Reports; Internal Controls. (a) The Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2007 (the “Company Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Acquiror true, correct and complete copies of all written correspondence between the SEC and the Company and any of its Subsidiaries occurring since January 1, 2008 and prior to the date of this Agreement. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the Company Reports) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company and its Subsidiaries, no Governmental Entity has notified the Company that it has initiated any proceeding or, to the knowledge of the Company, threatened an investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2007. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Company or any of its Subsidiaries.

(c) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors and in Section 4.5(c) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) The Company has designed, implemented and maintained disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports.

(f) Since December 31, 2007, (x) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the board of directors of the Company or any committee thereof or to any director or officer of the Company.

4.6. Financial Statements; Undisclosed Liabilities. (a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, as filed with the SEC or (ii) liabilities incurred since December 31, 2009 in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement.

4.7. Broker’s Fees. Except for Endicott Financial Advisors, neither the Company nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement. True, correct and complete copies of all agreements with Endicott Financial Advisors relating to any such fees or commissions have been furnished to Acquiror prior to the date hereof.

4.8. Absence of Certain Changes or Events. Since December 31, 2009 (i) no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course of business consistent with past practices.

4.9. Legal Proceedings. (a) Neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of the current or former directors or executive officers of the Company or any of its Subsidiaries) is a party to any, and there are no pending or, to the best of the Company’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against such person (in the case of any such proceeding, claim, action or investigation relating to such a director or executive officer, to the extent related to or affecting the business of the Company or any of its Subsidiaries) or (ii) challenging the validity of the transactions contemplated by this Agreement and as to which (in the case of this clause (ii)) there is a reasonable possibility of an adverse determination.

(b) There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

(c) Except as set forth in Section 4.9(c) of the Company Disclosure Letter, since January 1, 2009, (i) there have been no subpoenas, written demands, inquiries or information requests received by the Company, any of its Subsidiaries or any affiliate of the Company or any of its Subsidiaries from any Governmental Entity, and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, inquiry or information request.

4.10. Taxes.

(a) With respect to the Company or any of its Subsidiaries (i) no audit assessment, dispute or claim concerning any material Tax liability is being conducted, is pending or has been threatened in writing by a Governmental Entity; (ii) each has (x) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (y) timely paid in full all material Taxes due or, where payment is not yet due, has made adequate provision in the financial statements of the Company (in accordance with GAAP) for all such Taxes, whether or not shown as due on such Tax Returns; (iii) no material deficiencies for any Taxes have been proposed, threatened, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or any of its

Subsidiaries; (iv) there are no material Liens for Taxes upon the assets of either the Company or its Subsidiaries; and (v) no written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to any material Tax liability by that jurisdiction.

(b) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a joint, combined, unitary or consolidated Tax Return or (ii) has any material liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c) Except as set forth in Section 4.10(c) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement.

(d) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(e) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Entity. The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (or any similar provision under any state or local law).

(g) Neither the Company nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any material Tax.

(h) Neither the Company nor any of its Subsidiaries has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local law) or the regulations thereunder.

(i) Neither Acquiror nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Effective Time as a result of any (i) change in method of accounting either imposed by the Internal Revenue Service or voluntarily made by the Company or any of its Subsidiaries on or prior to the Closing Date, (ii) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign income Tax law), (iii) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) a prepaid amount received or paid prior to the Closing Date, (v) deferred gains arising prior to the Closing Date, (vi) deferred cancellation of indebtedness income or (vii) election or transaction which reduced any Tax attribute (including basis in assets).

(j) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k) The Company has provided Acquiror with complete and accurate information regarding all material Financial Accounting Standards Board (FASB) Interpretation No. 48 matters with respect to the Company and its Subsidiaries, including any work papers and supporting statements relevant to such matters.

(l) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(m) Neither the Company nor any of its Subsidiaries is or has been an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(n) For purposes of this Agreement:

(i) “Tax” or “Taxes” shall mean all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto, whether disputed or not; and

(ii) “Tax Return” shall mean any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any Governmental Entity with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments, supplements or attached schedules to any of the foregoing.

4.11. Employees; Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of ERISA Section 3(37)), and all stock purchase, stock incentive, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (“Company Employees”) has had or has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Plans”.

(b) With respect to each Plan, the Company has delivered to Acquiror or made available a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications by the Company or any of its Subsidiaries to Company Employees concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the twelve (12) months immediately following the date hereof and (v) for the three (3) most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Plan has been established and administered in all respects in accordance with its terms, and in all respects in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws; (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or failure to meet minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, has occurred with respect to any Plan; (iv) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA; and (v) each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and the guidance promulgated thereunder by the Department of Treasury.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Letter, (i) each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (ii) for each Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (iii) no Plan provides post-employment welfare (including health, medical or life insurance) benefits and neither the Company nor any of its Subsidiaries have any obligation to provide any such post-employment welfare benefits now or in the future, other than as required by Section 4980B of the Code; and (iv) there is no present intention that any Plan be materially amended, suspended or terminated, or otherwise modified to adversely change or increase benefits (or the levels thereof) under any Plan at any time within the twelve (12) months immediately following the date hereof.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company or its Subsidiaries has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) none of the Company or its Subsidiaries has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or would be subject to such liability if, as of the Closing Date, the Company or its Subsidiaries were to engage in a complete withdrawal (as defined in Section 4023 of ERISA) or partial withdrawal (as defined in Section 4025 of ERISA) from any such multiemployer; and (ii) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(f) With respect to any Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the Internal Revenue Service or other governmental agencies are pending or to the knowledge of the Company, threatened.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, no Plan exists that could (i) result in the payment to any present or former Company Employee of any money or other property, (ii) accelerate or provide any other rights or benefits to any present or former Company Employee or (iii) require the funding of any trust for the benefit of any present or former Company Employee, in each case as a result of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)). Except as set forth in Section 4.11(g), there is no Plan that, individually or collectively, could reasonably be expected to give, or which has given, rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G in connection with the transactions contemplated under this Agreement.

4.12. Board Approval; Stockholder Vote Required. (a) The board of directors of the Company, by resolutions duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held (the “Company Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Stockholders Meeting (as defined in Section 7.3(a)).

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock to adopt this Agreement (the “Required Company Vote”) is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(c) The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from, and this Agreement, the Merger and the other transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including Section 203 of the DGCL. The Company has taken all action required to be taken by it in order to make this Agreement, the Merger and the other transactions contemplated hereby comply with, and this Agreement, the Merger and the other transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the Company’s certificate of incorporation or bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

4.13. Compliance with Applicable Law. (a) The Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, consents, approvals and authorizations which are required for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit, consent, approval or authorization has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and, to the knowledge of the Company, no suspension or cancellation of any such required license, franchise, permit, consent, approval or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act and the Sarbanes-Oxley Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Neither the Company nor any of its Subsidiaries has knowledge of, or has received notice of, any material default or violations of any applicable Law.

(b) The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable Law and common law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.14. Certain Contracts. (a) Except as set forth in Section 4.14(a) to the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC or required to be disclosed by the Company on a Current Report on Form 8-K) to be performed in whole or in part after the date of this Agreement, (ii) which limits the freedom of the Company or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or to use the name Danversbank or any variant thereof, or which requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis, (iii) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB of Boston incurred in the ordinary course of business consistent with past practice) by the Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries, (v) which limits the payment of dividends by the Company or any of its Subsidiaries, (vi) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (vii) which relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (viii) which provides for material payments to be made by the Company or any of its Subsidiaries upon a change in control thereof, (ix) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by the Company or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (x) which is not of the type described in clauses (i) through (ix) above and which involved payments by, or to, the Company or any of its Subsidiaries in fiscal year ended December 31, 2010, or which could reasonably be expected to involve such payments during fiscal year ending December 31, 2011, of more than $250,000 (other than pursuant to Loans (as defined in Section 4.22(a)) originated or purchased by the Company and its Subsidiaries in the ordinary course of business consistent with past practice), or (xi) which relates to material Proprietary Rights (as defined in Section 4.21) (including permitting the use of the name Danversbank or any variant thereof). Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not publicly disclosed in the Company Reports filed since January 1, 2010 and prior to the date hereof, is referred to herein as a “Company Contract”. The Company has made available to Acquiror true, correct and complete copies of each Company Contract.

(b) (i) Each Company Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, have in all material respects performed all obligations required to be performed by it to date under each Company Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Company Contract. No party to any Company Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights under or fail to renew any Company Contract and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to any Company Contract, has repudiated in writing any material provision thereof.

(c) Section 4.14(c) of the Company Disclosure Letter contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as excise taxes or tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract with any present or former employee, director or consultant of the Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Plans or Company Contract (other than a tax-qualified plan) for each such person, specifying the assumptions in such schedule.

4.15. Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 4.15 of the Company Disclosure Letter, a “Company Regulatory Agreement”) any Governmental Entity that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations, nor has the Company or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Company Regulatory Agreement. To the knowledge of the Company, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to the Company or any of its Subsidiaries.

4.16. Company Information. The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof as relate only to Acquiror or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof as relate only to Acquiror or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.17. Title to Property. (a) The Company and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens (other than Liens (i) for Taxes, assessments and similar charges not yet due or being contested in good faith and (ii) mechanics, materialman’s, carrier’s, repairer’s and other similar Liens arising in the ordinary course of business), except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, the Company or such Subsidiary quietly enjoys the use of the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 4.17(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all material leases of real property under which the Company or any of its Subsidiaries leases any real property or interests in real property, identifying the owner and address thereof. The Company has made available to Acquiror true, correct and complete copies of each such material lease of real property.

4.18. Insurance. The Company and its Subsidiaries are insured with financially sound insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice. Section 4.18 of the Company Disclosure Letter contains a true, correct and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and its Subsidiaries (other than insurance policies under which the Company or any Subsidiary thereof is named as a loss payee, insured or additional insured as a result of its position as a secured lender on specific Loans). The Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

4.19. Environmental Liability. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal Law relating to the protection of the environment or human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, there are no past, present, or reasonably anticipated future facts, occurrences or circumstances that would reasonably be expected to give rise to any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation. During or, to the knowledge of the Company prior to, the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials, gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants or other materials regulated pursuant to, or that would reasonably be expected to give rise to liability under Environmental Laws (“Materials of Environmental Concern”) in, on, under or affecting any such property which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law or relating to Materials of Environmental Concern.

4.20. Opinion of Financial Advisor. The Company has received the opinion of Sandler O’Neill + Partners, L.P., dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

4.21. Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary and intellectual property rights, including the right to use the name “Danvers Bancorp”, “Danversbank” or any variant thereof and all trademarks, trade dress, trade names, service marks, domain names, patents, technology, inventions, trade secrets, know-how and copyrights and works of authorship (“Proprietary Rights”), that are used in the conduct of their existing businesses free and clear of all Liens and any claims of ownership by current or former employees or contractors, (ii) neither the Company nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any Proprietary Rights which it claims to own and (iii) neither the Company nor any of its Subsidiaries is infringing, diluting, misappropriating or violating, nor has the Company or any of its Subsidiaries received any communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of any other person. To the Company’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has the Company or any of its Subsidiaries sent any communications alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of the Company and its Subsidiaries. The Company and each of its Subsidiaries take all reasonable actions to protect and maintain all (a) material Proprietary Rights and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. The Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment (the “IT Assets”) operate and perform in all material respects as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To the Company’s knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

4.22. Loan Matters. (a) (i) Section 4.22(a) of the Company Disclosure Letter sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by the Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 4.22(d) of the Company Disclosure Letter identifies (A) each Loan that as of December 31, 2010 had an outstanding balance and/or unfunded commitment of $250,000 or more and that as of such date (i) was contractually past due ninety (90) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as

“substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith, or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of the Company or any of its Subsidiaries that as of December 31, 2010 was classified as other real estate owned or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 4.22(d) of the Company Disclosure Letter sets forth the outstanding balance on each such Loan and the identity of the borrower thereunder.

(e) Each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries and are complete and correct in all material respects.

4.23. Allowance for Loan Losses. The Company’s allowance for loan losses is in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is adequate under all such standards.

4.24. Transactions with Affiliates. Except as set forth in Section 4.24 of the Company Disclosure Letter, there are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of the Company, on the other hand, except those of a type available to employees of the Company generally. As used in this Agreement, “affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person and “control,” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

4.25. Community Reinvestment Act Compliance. Danversbank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (collectively, “CRA”) and has received a CRA rating of “satisfactory” in its most recently completed exam, and the Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Danversbank having its current rating lowered.

4.26. Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or is bound by or is currently negotiating any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor, to the Company’s knowledge, is any such proceeding threatened, and there is no strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to the Company’s knowledge, threatened. To the knowledge of the Company, there is no activity involving its or any of its Subsidiaries’ employees involving an attempt to certify a collective bargaining unit or other organizational activity. No material action, suit, complaint, charge, arbitration, inquiry, proceeding or, to the Company’s knowledge, claim or investigation by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company or any of its Subsidiaries’ employees is pending or, to the best knowledge of the Company, threatened. The Company and each of its Subsidiaries is in material compliance with all applicable laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, and each individual who is treated by the Company or its Subsidiaries as an exempt employee under any federal or state law, or as an independent contractor, is properly so treated under applicable law. As of the date hereof, neither the Company nor any of its Subsidiaries have closed any plant or facility or effectuated any layoffs of employees, nor has any such action or program been announced for the future, that would reasonably be expected to give rise to any material liability under the Worker Adjustment and Retraining Notification Act or any similar state or local law or regulation.

4.27. Derivative Instruments and Transactions. (a) All Derivative Transactions (as defined in Section 4.27(b)) whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, (i) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations of the Company or one of its Subsidiaries and, to the knowledge of the Company, each of the counterparties thereto and (iii) to the knowledge of the Company are in full force and effect and enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company or its Subsidiaries and, to the knowledge of the Company, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position as of September 30, 2010 of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.28. Approvals. As of the date of this Agreement, the Company knows of no reason relating to it or its Subsidiaries why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Prior to the execution of this Agreement, Acquiror has delivered to the Company a letter listing, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in this Article V or to one of the negative covenants contained in Article VI (the “Acquiror Disclosure Letter”), it being understood and agreed that each item in a particular section of the Acquiror Disclosure Letter applies only to such section, any section or subsection specifically referenced or cross-referenced and to any other section to which its relevance is reasonably apparent. Acquiror hereby represents and warrants to the Company that, other than with respect to Section 5.8, except as disclosed or specifically incorporated by reference in Acquiror Reports (as defined in Section 5.5(a)) filed and publicly available prior to the date of this Agreement and on or after January 1, 2010 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

5.1. Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquiror is duly registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended, and the regulations of the OTS thereunder. Acquiror has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. The copies of the certificate of incorporation and bylaws of Acquiror which have been made available to the Company, are true, correct and complete copies of such documents as in full force and effect as of the date of this Agreement.

(b) Each Significant Subsidiary of Acquiror (i) is duly organized and validly existing as a savings bank, corporation, partnership or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified to do business or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Exchange Act.

5.2. Capitalization.

(a) The authorized capital stock of Acquiror consists of 1,950,000,000 shares of Acquiror Common Stock and 50,000,000 shares of Acquiror Preferred Stock. As of the date of this Agreement, there were 362,278,696 shares of Acquiror Common Stock outstanding (including 3,167,248 shares of Acquiror Common Stock held by a third party trustee and reserved for future awards pursuant to the Acquiror 2007 Recognition and Retention Plan) and no shares of Acquiror Preferred Stock outstanding. As of the date of this Agreement, no shares of Acquiror Common Stock or Acquiror Preferred Stock were reserved for issuance, except for (i) an aggregate of 11,461,653 shares of Acquiror Common Stock reserved for issuance upon the exercise of options to purchase Acquiror Common Stock, (ii) 7,323,787 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror 2008 Long-Term Incentive Plan, (iii) 6,318,679 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror 2007 Stock Option Plan, (iv) 255,948 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror Directors’ Equity Compensation Plan and (v) 144,400 shares of Acquiror Common Stock reserved for issuance upon exercise of warrants assumed in connection with Acquiror’s acquisition of Smithtown Bancorp, Inc. All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth in this Section 5.2, neither Acquiror nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements, arrangements or commitments of any character relating to the purchase or issuance of any shares of Acquiror’s capital securities or other equity securities of Acquiror or any securities representing the right to purchase or otherwise receive any shares of Acquiror’s capital securities or equity-based awards, nor is there any agreement, to which Acquiror or any of its Subsidiaries is a party obligating Acquiror or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Acquiror or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests. The shares of Acquiror Common Stock to be issued pursuant to the Merger have been duly authorized and, upon issuance thereof at or following the Effective Time pursuant to the terms of this Agreement, all such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Acquiror owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Acquiror’s Significant Subsidiaries, free and clear of any Liens, and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3. Authority; No Violation. (a) Except as set forth in Section 5.3 of the Acquiror Disclosure Letter, Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate, and to cause People’s United Bank to consummate, the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and stockholder action of Acquiror, and no other corporate or stockholder proceedings on the part of Acquiror is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Acquiror, nor the consummation by Acquiror of the transactions contemplated hereby, nor compliance by Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation, bylaws or similar governing documents of Acquiror or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 5.4 are duly obtained or satisfied, (x) violate any Law applicable to Acquiror or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Acquiror or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which Acquiror or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults or other events which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.4. Consents and Approvals. Except for (i) filings of applications or notices with, and approvals or waivers by, the Office of Thrift Supervision (the “OTS”), the Office of the Massachusetts Commissioner of Banks and the Board of Bank Incorporation of the Commonwealth of Massachusetts relating to the Merger and the Bank Merger, (ii) the obtaining by Acquiror of a letter from the MHPF to the Massachusetts Commissioner of Banks stating that Acquiror has made “satisfactory arrangements” with the MHPF, (iii) the filing with the SEC of the Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form S-4 in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the adoption of this Agreement by the Required Company Vote, (vi) the consents and approvals set forth in Section 5.4 of the Acquiror Disclosure Letter, (vii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of federal or state securities Laws or the rules or regulations of any applicable self-regulatory organization, in any such case relating to the regulation of broker-dealers, investment companies and investment advisors and (viii) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, no consents or approvals of, or filings or registrations with, any Governmental Entity or of or with any other third party by and on behalf of Acquiror are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger, the Bank Merger and the other transactions contemplated hereby.

5.5. SEC Documents; Other Reports; Internal Controls. (a) Acquiror has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2007 (the “Acquiror Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Acquiror Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Acquiror Reports, and none of the Acquiror Reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Acquiror Reports. None of Acquiror’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Acquiror and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than Acquiror Reports) and have paid all fees and assessments due and payable in connection therewith. Except for as set forth in Section 5.5(b) of the Acquiror Disclosure Letter and except for normal examinations conducted by a Governmental Entity in the regular course of the business of Acquiror and its Subsidiaries, no Governmental Entity has notified Acquiror that it has initiated any proceeding or, to the knowledge of Acquiror, threatened an investigation into the business or operations of Acquiror or any of its Subsidiaries since December 31, 2007 which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Acquiror or any of its Subsidiaries.

(c) Acquiror has disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s auditors and the audit committee of Acquiror’s board of directors and in Section 5.5(c) of the Acquiror Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Acquiror and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Acquiror or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Acquiror and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Acquiror has designed, implemented and maintained disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Acquiror and its Subsidiaries is made known to the management of Acquiror by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Acquiror Reports.

(f) Since December 31, 2007, (x) neither Acquiror nor any of its Subsidiaries nor, to the knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of Acquiror or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Acquiror or any of its Subsidiaries, whether or not employed by Acquiror or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its officers, directors, employees or agents to the board of directors of Acquiror or any committee thereof or to any director or officer of Acquiror.

5.6. Financial Statements; Undisclosed Liabilities. (a) The financial statements of Acquiror (including any related notes and schedules thereto) included in the Acquiror Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Acquiror and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of Acquiror and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Acquiror included in its Quarterly Report filed on Form 10-Q for the fiscal quarter ended September 30, 2010, as filed with the SEC or (ii) liabilities incurred since December 31, 2009 in the ordinary course of business consistent with past practice, neither Acquiror nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect on Acquiror.

5.7. Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., whose fees and expenses shall be paid by Acquiror, neither Acquiror nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.

5.8. Absence of Certain Changes or Events. Since December 31, 2009, no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.9. Legal Proceedings. (a) Except as set forth in Section 5.9(a) of the Acquiror Disclosure Letter, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Acquiror’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Acquiror or any of its Subsidiaries or challenging the validity of the transactions contemplated by this Agreement as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) There is no injunction, order, judgment, settlement, decree, or regulatory restriction specifically imposed upon Acquiror, any of its Subsidiaries or the assets of Acquiror or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.10. Board Approval; No Stockholder Vote Required. (a) The board of directors of Acquiror has duly approved this Agreement, the Merger and the other transactions contemplated hereby and has declared it advisable for Acquiror to enter into this Agreement.

(b) No vote of the holders of shares of Acquiror Common Stock is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

5.11. Compliance with Applicable Law. Acquiror and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, consents, approvals and authorizations which are required for the lawful conduct of their respective businesses and ownership of their respective properties and assets under and pursuant to applicable Law, and have complied with and are not in default or violation of any, applicable Law relating to Acquiror or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, consent, approval or authorization or such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, and except as disclosed in the Acquiror Reports filed since January 1, 2010 and prior to the date of this Agreement, neither Acquiror nor any of its Subsidiaries knows of, or has received notice of, any material default or violations of applicable. Acquiror and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act and the Sarbanes-Oxley Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information.

5.12. Agreements with Regulatory Agencies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 5.12 of the Acquiror Disclosure Letter, “Acquiror Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, nor has Acquiror or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Acquiror Regulatory Agreement. To the knowledge of Acquiror, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to Acquiror or any of its Subsidiaries.

5.13. Acquiror Information. The information relating to Acquiror and its Subsidiaries to be provided by Acquiror for inclusion in the Proxy Statement/Prospectus, the Form S-4, any

filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof as relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.14. Approvals. As of the date of this Agreement, Acquiror knows of no reason relating to it or its Subsidiaries why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis.

5.15. Tax-Free Reorganization Treatment. Acquiror has not taken or agreed to take any action and has no knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

5.16. Available Funds. Acquiror has, and as of the Closing Date will have, available funds necessary to satisfy its obligations in connection with the Merger and the transactions contemplated hereby. Acquiror anticipates that, on a pro forma basis, upon consummation of the transactions contemplated hereby, it and People’s United Bank will have the capital levels required to be “well capitalized” on a consolidated basis under applicable law.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Business Prior to the Effective Time. Except as otherwise expressly contemplated or permitted by this Agreement or with the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) conduct its business only in the usual, regular and ordinary course consistent with past practice, (ii) maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees and (iii) not take any action which would reasonably be expected to adversely affect or delay (x) the receipt of any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or (y) the consummation of the transactions contemplated hereby.

6.2. Company Forbearances. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 6.2 of the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a) (i) adjust, split, combine or reclassify any capital stock or other equity interest; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity interest or any securities or obligations convertible into or exercisable or exchangeable for any shares of its capital stock or other equity interest or stock appreciation rights or grant any person any right to acquire any shares of its capital stock or other equity interest, other than (A) regular quarterly cash dividends on Company Common Stock equal to the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the Company’s obligations pursuant to Section 6.4); provided, however, that no dividend shall be paid by the Company on Company Common Stock if the Company shall be required to borrow funds to do so; and (B) dividends paid by any of the Subsidiaries of the Company so long as such dividends are only paid to the Company or any of its other wholly owned Subsidiaries; provided that no such dividend shall cause Danversbank to cease to qualify as a “well capitalized” institution under the prompt corrective action provisions of the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder; (iii) or issue or grant or commit to issue or grant any additional shares of capital stock or other equity interest (except pursuant to the exercise of Company Options outstanding as of the date hereof and disclosed in Section 4.2(a) of the Company Disclosure Letter), or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any additional shares of capital stock or other equity interest (including Company Options);

(b) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies or practices in any material respect, except as required by Law or by policies imposed by a Governmental Entity;

(c) sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue, or abandon or fail to maintain, any of its material rights, assets, deposits, business or properties or cancel or release any material indebtedness owed to the Company or any of its Subsidiaries or any claims held by the Company or any of its Subsidiaries, except (i) sales of Loans and sales of investment securities subject to repurchase, in each case in the ordinary course of business consistent with past practice or (ii) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and set out in Section 6.2(c) of the Company Disclosure Letter;

(d) make any acquisition of or investment in any other person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned Subsidiary of the Company, except in each case for (i) foreclosures, settlements in lieu of foreclosures, troubled debt restructurings and other similar acquisitions in connection with securing or collecting debts previously contracted, (ii) in a fiduciary or similar capacity and (iii) transactions that, together with all other such transactions, are not material to the Company, and in each case in the ordinary course of business consistent with past practice;

(e) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(f) enter into, renew, extend or terminate (i) any lease, license, contract or other agreement that calls for aggregate annual payments of $100,000 or more, (ii) any Company Contract (or any contract or agreement that would have been a Company Contract if it had been in effect on the date hereof) or (iii) any agreement referenced in Section 4.7 (or any other agreement with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement) or any agreement, contract, plan, arrangement or other transaction of the type described in Section 4.24 (other than the settlement agreements to be entered into on the date hereof as set forth on Section 4.11(a) to the Company Disclosure Letter); or make any material change in any of such Loans, leases, licenses, contracts or other agreements, other than in the case of clauses (i) and (ii), renewals of such leases, licenses, contracts or other agreements for a term of one (1) year or less without material changes to the terms thereof;

(g) except as required by Law or any Plan disclosed in Section 4.11(a) of the Company Disclosure Letter, as expressly provided in Section 2.6 of this Agreement or as set forth in Section 6.2(g) of the Company Disclosure Letter: (i) increase (or decrease) the compensation or benefits of any Company Employee except for normal annual rates of base salary increases to Company Employees in the ordinary course of business consistent with past practice provided that such increases shall not result in an annual adjustment in total compensation of more than 5% for any individual or of more than 3% in aggregate; (ii) grant or pay any change-in-control, retention bonus, severance or termination pay to any Company Employee; (iii) loan or advance any money or other property to, or sell, transfer or lease any properties, rights or assets to, any Company Employee; (iv) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement; (v) grant any equity or equity-based awards; or (vi) hire any Company Employee except to hire persons as at-will employees to fill vacancies that may arise from time to time in the ordinary course provided that the annual rate of salary for each such person is no more than $100,000;

(h) Except as set forth in Section 6.2(h) of the Company Disclosure Letter, (i) make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate or (ii) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice, indebtedness of the Company’s Subsidiaries to the Company or any of its wholly owned Subsidiaries and indebtedness under existing lines of credit and renewals or extensions thereof);

(i) Except as set forth in Section 6.2(i) of the Company Disclosure Letter or as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility;

(j) except for Loans or commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, without previously notifying and consulting with Acquiror, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (A) equal to or greater than $10,000,000 or (B) (x) that is not made in conformity, in all material respects, with the Company’s ordinary course lending policies and guidelines in effect as of the date hereof and (y) in excess of $5,000,000, or which increases an existing Loan by more than 25% or $5,000,000;

(k) except as otherwise expressly permitted elsewhere in this Section 6.2, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 7.4) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice;

(l) except pursuant to agreements or arrangements in effect on the date hereof and specified in Section 6.2(l) of the Company Disclosure Letter, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of the Company and its Subsidiaries, and, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 6.2;

(m) settle any claim, action or proceeding involving monetary damages in excess of $50,000, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(n) (i) adopt or implement any amendment of its certificate of incorporation, bylaws or similar governing documents, or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person (other than consolidations, mergers or reorganizations solely among wholly owned subsidiaries of the Company), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto or (ii) take any action to exempt any person, other than Acquiror, from DGCL Section 203 or any other applicable anti-takeover Laws or any takeover-related provisions in the Company’s certificate of incorporation or bylaws;

(o) except as required by Law, materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(p) except as required by Law, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (ii) its hedging practices and policies;

(q) take any action that is intended or may reasonably be expected to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Section 8.1 or 8.2 not being satisfied or in a Requisite Regulatory Approval (as defined in Section 8.1(b)) or Bank Merger Approval (as defined in Section 8.2(d)) not being obtained on a timely basis or (iii) a material violation of any provision of this Agreement;

(r) make any changes in its methods, practices or policies of financial or Tax accounting, except as may be required under Law, rule, regulation or GAAP;

(s) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(t) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(u) except as required by Law, make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund; or

(v) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.

6.3. Acquiror Forbearances. Except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, Acquiror shall not, without the prior written consent of the Company, (a) amend its certificate of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or (b) knowingly take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 8 not being satisfied.

6.4. Company Dividends. Except as set forth in Section 6.4 of the Company Disclosure Letter, from the date hereof until the Effective Time, the Company shall consult with Acquiror regarding the record dates and the payment dates relating to any dividends in respect of Company Common Stock, it being the intention of the Company and Acquiror that holders of Company Common Stock shall not receive two dividends (or fail to receive one dividend), for any single calendar quarter with respect to their shares of Company Common Stock and/or any Acquiror Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Regulatory Matters. (a) Acquiror and the Company shall cooperate in preparing and promptly cause to be filed with the SEC the Proxy Statement/Prospectus and the Form S-4. Each of Acquiror and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and the Company shall mail or deliver the Proxy Statement/Prospectus to its stockholders as promptly as practicable after the Form S-4 is declared effective. Acquiror and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC.

(b) Subject to the other provisions of this Agreement, Acquiror and the Company agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

(c) Acquiror and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Acquiror and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(d) Acquiror and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or Bank Merger Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

7.2. Access to Information. (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Acquiror access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records (including Tax Returns and work papers of independent auditors), and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws or federal or state banking, lending, financing or leasing or consumer finance or protection Laws (other than reports or documents which the Company is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as Acquiror may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law applicable to the institution in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Acquiror shall hold all information furnished by the Company or any of its Subsidiaries or representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated January 10, 2011, between Acquiror and the Company (the “Confidentiality Agreement”).

(c) No investigation by any of the parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the others set forth herein.

7.3. Stockholder Approval. (a) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Vote and, subject to Section 7.3(b), shall take all lawful action to solicit the adoption of this Agreement by such stockholders. The board of directors of the Company shall recommend adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”) in the Proxy Statement/Prospectus and shall not directly or indirectly (x) withdraw, modify or qualify in any manner adverse to Acquiror such recommendation or (y) take any other action or make any other public statement in connection with the Company Stockholders Meeting, or in reference to an Acquisition Proposal (as defined in Section 7.4(b)), that is inconsistent with such recommendation (any action or public statement described in clause (x) or (y) being referred to as a “Change in Company Recommendation”), except as and to the extent expressly permitted by Section 7.3(b). Notwithstanding any Change in Company Recommendation, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the board of directors of the Company shall have effected a Change in Company Recommendation, then the board of directors of the Company may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement/Prospectus and the Form S-4 or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(b) Notwithstanding the foregoing, prior to the date of the Company Stockholders Meeting, the Company and its board of directors shall be permitted to effect a Change in Company Recommendation if and only to the extent that:

(i) it has complied in all material respects with Section 7.4,

(ii) its board of directors, based on the advice of its outside counsel, determines in good faith that failure to take such action would result in a violation of its fiduciary duties under applicable Law, and

(iii) if the Company’s board of directors intends to effect a Change in Company Recommendation following and as a result of an Acquisition Proposal, (A) such Acquisition Proposal was unsolicited and the Company’s board of directors has concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.4(c)) after giving effect to all of the adjustments which may be offered by Acquiror pursuant to clause (C) below, (B) the Company has notified Acquiror in writing, at least five (5) Business Days in advance, of its intention to effect a Change in Company Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Acquiror a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents and (C) during the Notice Period, and in any event, prior to effecting such a Change in Company Recommendation, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Acquiror in good faith (to the extent Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Acquiror and to again comply with the requirements of this Section 7.3(b) with respect to such new written notice, except that the Notice Period shall be reduced to three (3) Business Days.

7.4. Acquisition Proposals. (a) From the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article IX, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors, employees, agents, affiliates and representatives (including any investment bankers, attorneys or accountants retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal (other than discussions or requests for and receipt of information to ascertain the terms of any such Acquisition Proposal), (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal, (v) enter into any agreement or agreement in principle requiring, directly or indirectly, the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) publicly propose or agree to do any of the foregoing. Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement and the Company’s board of directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its Subsidiaries and its and their officers, directors, employees, agents, affiliates and representatives to, prior to (but not after) the date of the Company Stockholders Meeting, take any action described in clause (ii) above to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable Law; provided, however, that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, the Company shall have entered into a written confidentiality agreement with such third party on terms no less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Company shall contemporaneously provide Acquiror with any non-public information concerning the Company or its Subsidiaries provided to such person which was not previously provided to Acquiror (or its representatives).

(b) For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Acquiror or any of its Subsidiaries) relating to any direct or indirect (i) acquisition, purchase or sale of a business, deposits or assets that constitute 15% or more of the consolidated business, revenues, net income, assets (including stock of the Company’s Subsidiaries) or deposits of the Company and its Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

(c) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal to acquire, directly or indirectly, a majority of the total voting power of the Company (or a majority of the total voting power of the resulting or surviving entity of such transaction or the ultimate parent of such resulting or surviving entity), which the board of directors of the Company concludes in good faith, after consultation with its financial advisors and receiving the advice of its outside counsel, taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms proposed.

(d) The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Acquiror with respect to any Acquisition Proposal, will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of the Company thereunder, and will not waive or amend any provision of any such agreement. The Company will promptly (and in all events within 24 hours) following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal advise Acquiror of the material terms thereof (including the identity of the person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations and the status and terms thereof (including providing Acquiror with a copy of all material documentation and correspondence relating thereto) on a reasonably current basis. Without limiting the foregoing, the Company shall notify Acquiror orally and in writing within 24 hours after it enters into discussions or negotiations with another person regarding an Acquisition Proposal, executes and delivers a confidentiality agreement with another person in connection with an Acquisition Proposal, or provides non-public information or data to another person in connection with an Acquisition Proposal.

(e) Nothing contained in this Agreement shall prevent the Company or its board of directors from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Company Recommendation unless the board of directors of the Company expressly and concurrently reaffirms the Company Recommendation.

7.5. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of Acquiror and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Acquiror or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. In furtherance of the foregoing, to the extent that any consents of, or notices to, third parties are required under any contract, lease or agreement to which the Company or any of its Subsidiaries is a party, the Company shall use reasonable best efforts to obtain such consents or provide such notice prior to the Effective Time.

(b) Subject to the terms and conditions of this Agreement, each of Acquiror and the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

7.6. Employees; Employee Benefit Plans.

(a) On or as soon as practicable following the Effective Time, the Company Employees who are employees of the Company or a Subsidiary of the Company at the Effective Time (the “Covered Employees”) shall become eligible to participate in the employee benefit plans sponsored or maintained by Acquiror or People’s United Bank, as applicable (excluding equity-based plans and defined benefit pension plans) (the “Acquiror Plans”) in which similarly situated employees of Acquiror or People’s United Bank, as applicable, participate, to the same extent as similarly situated employees of Acquiror or People’s United Bank, as applicable, so participate (it being understood that inclusion of Company Employees in such employee benefit plans may occur at different times with respect to different plans). Until such time, such Company Employees shall continue to participate in the Plans (excluding equity-based Plans and any Company Common Stock fund feature of the Company’s 401(k) Plan) in which each such Company Employee participated before the Effective Time on the same terms as in effect immediately prior to the Effective Time); provided, however, that (i) nothing contained herein shall require Acquiror or any of its Subsidiaries to make any grants to any Company Employee under any equity-based plans, it being understood that any such grants are completely discretionary and (ii) nothing contained herein shall require a Company Employee’s participation in Acquiror’s or any of its Subsidiaries’ defined benefit pension plan.

(b) With respect to each Acquiror Plan, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Acquiror Plan, including any post-retirement welfare benefit plan of Acquiror), service by a Covered Employee with the Company or any Subsidiary shall be recognized to the same extent such service was recognized immediately prior to the Effective Time under a comparable Plan in which such Covered Employee was a participant immediately before the Effective Time, or if there is no such comparable employee benefit plan, to the same extent such service was recognized under the Company 401(k) Plan immediately prior to the Effective Time to the extent applicable; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. For purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any Acquiror Plan, service by a Covered Employee with the Company or any Subsidiary shall be treated as service with the Acquiror or People’s United Bank, as applicable, to the same extent as would apply had such service been rendered to Acquiror or People’s United Bank; provided, however, that such service shall not be recognized to the extent that such recognition would result in duplication of benefits. Each Acquiror Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Plan. The Company Employees shall be given credit for amounts paid under a corresponding Company or any Subsidiary benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Acquiror Plan during the applicable plan year.

(c) The Company may grant retention bonuses to such Company Employees and in such amounts, as may be determined by the Company in its discretion (up to an aggregate maximum amount), and the Company or its Subsidiary may pay such retention bonuses, in each such case as set forth in Section 7.6(c) of the Company Disclosure Letter.

(d) During the one-year period commencing as of the Effective Date, Acquiror and its Subsidiaries shall honor, with respect to Company Employees employed as of the Effective Time, the Company Change in Control Severance Pay Plan (the “Company Severance Pay Plan”) as in effect as of the date of this Agreement and disclosed in Section 4.11(a) of the Company Disclosure Letter in connection with the termination of employment of any Company Employee (excluding any employee who is party to an employment agreement, change-in-control agreement or any other agreement which provides for severance payments), in such amounts, at such times and upon such conditions as set forth in the Company Severance Pay Plan.

(e) The Company and its Subsidiaries shall continue to accrue annual cash bonuses for Company Employees in the ordinary course consistent with both past practices and subject to the provisions set forth in Section 7.6(e) of the Company Disclosure Letter as they pertain to the 2011 Annual Bonus Program (the “2011 Annual Bonuses”). Not less than three (3) Business Days prior to the Closing Date, the Company shall determine, in its reasonable discretion, consistent with its ordinary course of business past practices, those Company Employees who shall receive 2011 Annual Bonuses for the period January 1, 2011 through the Closing Date and, for each such employee, the amount of the 2011 Annual Bonus for such period; provided, however, that the aggregate amount of all 2011 Annual Bonuses shall not exceed the amount accrued through the Closing Date on the financial statements of the Company in accordance with the immediately preceding sentence, subject to the aggregate maximum amount set forth in Section 7.6(e) of the Company Disclosure Letter. At the Closing, or as soon as practicable thereafter but in any event not later than the Effective Time, the Company or its Subsidiaries shall pay the 2011 Annual Bonus amounts to such Company Employees and in the amounts as determined by the Company in accordance with and subject to the foregoing provisions (inclusive of the applicable provisions of Section 7.6(e) of the Company Disclosure Letter).

(f) Acquiror shall honor, in accordance with their terms, all compensation, employment, severance, change-in-control, and deferred compensation obligations of the Company and its Subsidiaries as set forth on Section 4.14(c) of the Company Disclosure Letter. Without limiting the scope of the immediately preceding sentence, Acquiror agrees that those Company Employees with employment agreements to which the Company is a party that are set forth on Section 7.6(f) of the Company Disclosure Letter shall terminate employment immediately following the Effective Time and be entitled to receive such severance payments as are determined in accordance with a settlement agreement the terms of which are set forth on Section 7.6(f) of the Company Disclosure Letter.

(g) Subject to the occurrence of the Effective Time, the Company Employee Stock Ownership Plan shall be terminated immediately prior to and effective as of the Effective Time (all shares held by the Company Employee Stock Ownership Plan shall be converted into the right to receive the Merger Consideration), a portion of the unallocated shares held by the Company Employee Stock Ownership Plan will be sold and the proceeds of such sale applied to the repayment of all outstanding Company Employee Stock Ownership Plan indebtedness, and the balance of the unallocated shares and any other assets remaining unallocated shall be allocated and distributed to participants in the Company Employee Stock Ownership Plan (subject to the receipt of a favorable determination letter from the Internal Revenue Service), as provided for in the Company Employee Stock Ownership Plan, unless otherwise required by applicable law (it being understood that such Plan shall not be terminated effective at the Effective Time if such Plan is not compliant with applicable Laws). Prior to the Effective Time, Company, and following the Effective Time, Acquiror shall use their respective commercially reasonable best efforts in good faith to obtain the favorable determination letter referenced above (including, but not limited to, making such changes to the Company Employee Stock Ownership Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Company and following the Effective Time, Acquiror, will adopt such amendments to the Company Employee Stock Ownership Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination.

(h) The Company and Acquiror acknowledge and agree that all provisions contained herein with respect to employees, officers, directors, consultants and independent contractors are included for the sole benefit of the Company and Acquiror and shall not create any right (i) in any other person, including Plans or any beneficiary thereof or (ii) to continued employment with Acquiror or any of its affiliates.

7.7. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity (a list of the directors and officers of the Company or any of its Subsidiaries who are serving, as of the date of this Agreement, in any such capacity with another corporation, partnership, trust or other enterprise, and a description of the nature of such service, is set forth in Section 7.7(a) of the Company Disclosure Letter) or (ii) this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, in each case in his or her capacity as a director or officer of the Company or any of its Subsidiaries, whether in any case asserted or arising before or after the Effective Time, Acquiror shall cause the Surviving Company to indemnify and hold harmless, as and to the fullest extent provided in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses

(including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative. Any Indemnified Party wishing to claim indemnification under this Section 7.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Acquiror in writing thereof, provided, that the failure to so notify shall not affect the obligations of Acquiror under this Section 7.7 except (and only) to the extent such failure to notify materially prejudices Acquiror.

(b) For a period of six (6) years after the Effective Time, Acquiror shall use its reasonable best efforts to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy or policies maintained by Acquiror or one of its Subsidiaries (provided, that Acquiror’s directors’ and officers’ liability insurance policy or policies provide at least the same coverage and amounts containing terms and conditions which are, in the aggregate, not materially less advantageous to such directors and officers of the Company than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company) with respect to claims arising from facts or events that existed or occurred at or prior to the Effective Time. Notwithstanding the foregoing, in no event will Acquiror be required to expend, in the aggregate and on an annual basis, an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance, which current premiums are set forth in Section 7.7(b) of the Company Disclosure Letter (the “Insurance Amount”), and if Acquiror is unable to maintain or obtain the insurance called for by this Section 7.7(b) for an amount per year equal to or less than the Insurance Amount, Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as may be available for the Insurance Amount. The provisions of this Section 7.7(b) shall be deemed to have been satisfied if prepaid policies have been obtained by Acquiror or by the Company with Acquiror’s prior written consent, which policies provide the persons covered by the Company’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time with coverage for a period of not less than six (6) years after the Effective Time with respect to claims arising from facts or events that occurred at or prior to the Effective Time. If such prepaid policies have been obtained by the Company prior to the Effective Time with Acquiror’s consent, Acquiror shall maintain such policies in full force and effect and continue to honor all obligations thereunder.

(c) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.8. Advice of Changes. Acquiror and the Company shall promptly advise the other of any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying breach shall independently constitute such a failure or give rise to such a right.

7.9. Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Acquiror (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the board of directors of the Company or any committee thereof relating to the financial performance and risk management of the Company. In addition, the Company shall furnish Acquiror with a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Entity within three (3) Business Days following the filing thereof. All information furnished by the Company to Acquiror pursuant to this Section 7.9 shall be held in confidence to the same extent of Acquiror’s obligations under Section 7.2(b).

7.10. Stock Exchange Listing. Acquiror shall, to the extent required by NASDAQ, use its reasonable best efforts to list at or prior to closing, subject to official notice of issuance, Acquiror Common Stock to be issued on NASDAQ.

7.11. Takeover Laws. The Company and its board of directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law or any takeover-related provision in the Company’s certificate of incorporation or bylaws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law or any takeover-related provision in the Company’s certificate of incorporation or bylaws becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

7.12. Stockholder Litigation. The Company shall give Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Acquiror’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.13. Exemption from Liability. Assuming that the Company delivers to Acquiror the Section 16 Information reasonably in advance of the Effective Time, the board of directors of Acquiror, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Company Insiders of Acquiror Common Stock (including any securities convertible into or exercisable for, or any rights, warrants or options to acquire Acquiror Common Stock) in exchange for shares of Company Common Stock (including any securities convertible into or exercisable for, or any rights, warrants or options to acquire Company Common Stock) pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Acquiror prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and the number and description of the derivative securities held by each such Company Insider. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

7.14. Tax-Free Reorganization Treatment. The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code and each shall not, and shall not permit any of their respective affiliates to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code. The parties to this Agreement shall use their reasonable best efforts to deliver representation letters referred to in Sections 8.2(c) and 8.3(c) hereof.

7.15. Charities.

(a) Acquiror agrees that the board of directors of the Danversbank Charitable Foundation, a Massachusetts corporation (the “Foundation”), shall remain unchanged for three years following the Effective Time, and that all proceeds disbursed by the Foundation shall be disbursed within the sole discretion of the Foundation’s board of directors, except that (i) Acquiror shall have the right to appoint two additional individuals to the board of directors of the Foundation effective as of the Effective Time and (ii) the current Chief Executive Officer of the Company shall be Chairman of the board of directors of the Foundation for three years following the Effective Time. The Company shall, and shall use its reasonable best efforts to cause the board of directors of the Foundation to, take all actions necessary to effectuate the changes to the board of directors of the Foundation contemplated by the immediately preceding sentence.

(b) Acquiror acknowledges that the Company has historically made certain direct contributions each year to charitable organizations within its market area, and agrees that in connection with the Merger and in the interest in continuing its role as a good corporate citizen and to support charitable activities in the communities served by the Company, for a period of three years after the Effective Date Acquiror shall cause People’s United Bank to make charitable contributions in the amounts as set forth on Section 7.15(b) of the Company Disclosure Letter to entities providing services in the market area served by the Company prior to the date of this Agreement as determined by People’s United Bank, provided that such contributions qualify as deductible charitable contributions under Internal Revenue Code Section 170(a)(1).

(c) Additional Actions. Without limiting Section 7.5, if, at any time after the Effective Time, Acquiror shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Acquiror its right, title or interest in, to or under any of the rights, properties or assets of the Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, the Company and its officers and directors shall be deemed to have granted to Acquiror an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Acquiror its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Acquiror are authorized in the name of the Company or otherwise to take any and all such action.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the adoption of this Agreement.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (other than the Bank Merger Approvals, which are the subject of Section 8.2(d)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) Form S-4 Effectiveness. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement (other than the Bank Merger, which is the subject of Section 8.2(d)) shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

8.2. Conditions to Obligations of Acquiror. The obligation of Acquiror to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in clause (i) of Section 4.8) relating to materiality or a Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Sections 4.2(a), which shall be true and correct in all material respects, and clause (i) of Section 4.8, which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on the Company. Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Tax Opinion. Acquiror shall have received a written opinion from Simpson Thacher & Bartlett LLP, counsel to Acquiror, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of the Company, Acquiror and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(d) Bank Merger. All regulatory approvals required to consummate the Bank Merger, including without limitation the approval of the OTS (such approvals, the “Bank Merger Approvals”), shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Bank Merger.

8.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in Section 5.8) relating to materiality or a Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Section 5.2, which shall be true and correct in all material respects, and Section 5.8, which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Acquiror. The Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to such effect.

(c) Tax Opinion. The Company shall have received a written opinion from Hogan Lovells US LLP, counsel to the Company, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of the Company, Acquiror and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual consent of Acquiror and the Company in a written instrument;

(b) (i) by either Acquiror or the Company if (x) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (other than the Bank Merger); or (ii) by Acquiror, if (x) any Governmental Entity which must grant a Bank Merger Approval has denied approval of the Bank Merger and such denial has become final and nonappealable or (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Bank Merger;

(c) by either Acquiror or the Company if the Effective Time shall not have occurred on or before September 30, 2011 (the “End Date”), unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Acquiror or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VIII hereof;

(e) by either Acquiror or the Company if the Required Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(f) by Acquiror if (i) the board of directors of the Company shall have failed to recommend the Merger and the adoption of this Agreement by the stockholders of the Company, or shall have effected a Change in Company Recommendation, or shall have taken any other action or made any other statement in connection with the Company Stockholders Meeting or otherwise inconsistent with such recommendation (or shall have resolved to take any of the foregoing actions), whether or not permitted under this Agreement, (ii) the Company shall have materially breached the terms of Section 7.4 in any respect adverse to Acquiror, (iii) the Company shall have materially breached its obligations under Section 7.3 by failing to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with Section 7.3 or (iv) the Company, its Subsidiaries or any of their respective officers, directors, employees, agents or representatives (including any investment bankers, attorneys or accountants retained by the Company or any of its Subsidiaries) negotiates or authorizes the conduct of negotiations (and ten (10) days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger; or

(g) by Acquiror if a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Acquiror or a Subsidiary thereof), and the board of directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act.

(h) by the Company, if the board of directors of the Company so determines by the vote of a majority of its members, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) the Average Determination Price shall be less than 80% of the Acquiror Starting Price; and

(ii) (A) the number obtained by dividing the Average Determination Price by the Acquiror Starting Price (such number, the “Acquiror Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Index Ratio”).

If the Company elects to exercise its termination right pursuant to this Section 9.1(h), it shall give written notice to Acquiror not later than the end of the third Business Day next following the Determination Date. During the five Business Day period commencing with its receipt of such notice, Acquiror may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Acquiror Ratio, or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of the Exchange Ratio (as then in effect), the Acquiror Starting Price and 0.80, and the denominator of which is the Average Determination Price. If Acquiror makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.1(h).

If the outstanding shares of common stock of Acquiror or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 9.1(h), the following terms shall have the meanings set forth below:

“Acquiror Starting Price” shall mean the average, rounded to the nearest one-tenth of a cent, of the closing sale prices of Acquiror Common Stock on the NASDAQ, as reported on the NASDAQ website, for the ten trading day period ending on the day immediately preceding the date hereof.

“Average Determination Price” of the Acquiror Common Stock shall mean the average, rounded to the nearest one-tenth of a cent, of the closing sale prices of Acquiror Common Stock on the NASDAQ, as reported on the NASDAQ website, for the five trading day period ending on the trading date immediately preceding the Determination Date.

“Determination Date” means the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing price of the Index, as reported on Bloomberg L.P., for the same trading days used in calculating the Average Determination Price.

“Index” means the KBW Regional Banking Index or, if such Index is not available, such substitute or similar index as substantially replicates the KBW Regional Banking Index.

“Initial Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing price of the Index, as reported on Bloomberg L.P., for the same trading days used in calculating the Acquiror Starting Price.

9.2. Effect of Termination.

(a) In the event of termination of this Agreement by either Acquiror or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Acquiror, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b) and this 9.2, and Article X, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Acquiror nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any punitive damages. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) The Company shall pay Acquiror (as consideration for termination of Acquiror’s rights under this Agreement), by wire transfer of immediately available funds, the sum of $19,725,000 (the “Termination Payment”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Acquiror pursuant to Section 9.1(f) or 9.1(g), then the Company shall pay to Acquiror the entire Termination Payment on the second Business Day following such termination; and

(ii) if this Agreement is terminated by (A) Acquiror pursuant to Section 9.1(d), (B) by either Acquiror or the Company pursuant to Section 9.1(e) or (C) by either Acquiror or the Company pursuant to Section 9.1(c) without a vote of the stockholders of the Company contemplated by this Agreement at the Company Stockholders Meeting having occurred, and in any such case an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise communicated or made known to the senior management or board of directors of the Company (or any person shall have publicly announced, or otherwise communicated or made known to the senior management or board of directors of the Company, an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Company Stockholders Meeting, in the case of clause (B), or the date of termination, in the case of clauses (A) or (C), if within 12 months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (whether or not the same one as made prior to the date of such Company Stockholders Meeting or termination, as the case may be), then the Company shall pay the entire Termination Payment on the date of such execution or consummation, provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to “15% or more” shall instead refer to “50% or more”.

(c) The Company and Acquiror agree that the agreements contained in Section 9.2(b) are integral parts of the transactions contemplated by this Agreement, and that such amounts do not constitute a penalty. If the Company fails to pay Acquiror the amounts due under such Section 9.2(b) within the time periods specified in such section, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Acquiror in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in the New York City edition of the The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

9.3. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2. Expenses. All costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated, except as provided in Section 9.2 hereof and except that expenses incurred in connection with printing and mailing of the Form S-4 and the Proxy Statement/Prospectus and in connection with notices or other filings with any Governmental Entities under any Laws shall be shared equally by Acquiror and the Company.

10.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Acquiror, to:

People’s United Financial, Inc.

850 Main Street, P.O. Box 1580

Bridgeport, Connecticut 06604

Attn: Robert E. Trautmann, General Counsel

Facsimile: (203) 338-3600

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Lee Meyerson

Elizabeth Cooper

Facsimile: (212) 455-2502

(b) if to the Company, to:

Danvers Bancorp, Inc.

One Conant Street

Danvers, Massachusetts 01923

Attn: Kevin T. Bottomley, Chief Executive Officer

Facsimile: (978) 739-4998

with a copy to (which shall not constitute notice):

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia 20004

Attn: Richard Schaberg

Fax: (202) 637-5910

10.4. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “person” as used in this Agreement shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, all references to “dollars” or “$” are to United States dollars. The term “knowledge”, when used in this Agreement means, (i) with respect to Acquiror, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Acquiror Disclosure Letter, and (ii) with respect to the Company, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Company Disclosure Letter.

10.5. Counterparts. This Agreement may be executed by facsimile (or other electronic means) and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6. Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than (i) the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement solely to the extent provided in Section 7.2(b), and (ii) the Confidentiality Agreement, dated January 13, 2011, between the Company and the Acquiror, which shall survive the execution and delivery of this Agreement in accordance with the provisions thereof.

10.7. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to principles of conflicts of law.

(a) Each of Acquiror and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the Delaware Court of Chancery, New Castle County, or if that courts does not have jurisdiction, a federal court sitting in the State of Delaware, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of Acquiror and the Company hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.7, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of Acquiror and the Company irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(b) Each of Acquiror and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in any action, suit or proceeding arising out of or relating to this Agreement by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.3, such service of process to be effective upon acknowledgment of receipt of such registered mail.

(c) Each of Acquiror and the Company expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by Acquiror and the Company to jurisdiction and service contained in this Section 10.7 is solely for the purpose referred to in this Section 10.7 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

10.8. Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9. Publicity. Acquiror and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by Law or the rules and regulations of NASDAQ. Without limiting the preceding sentence, Acquiror and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, the Company and its Subsidiaries shall (a) consult with Acquiror regarding communications with customers, stockholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Acquiror with stockholder lists of the Company from time to time as requested by Acquiror and (c) allow and facilitate Acquiror contact with stockholders of the Company and other prospective investors.

10.10. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 7.7 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.11. Construction. This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same. Each and every provision of this

Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

10.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including consummation of the Merger), this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Acquiror and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ John P. Barnes
	Name:	John P. Barnes
	Title:	President and Chief Executive Officer

DANVERS BANCORP, INC.

By:	/s/ Kevin T. Bottomley
	Name:	Kevin T. Bottomley
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]